Exhibit 99.68

510 Burrard St, 3rd Floor
Date: November 29, 2021	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Encore Energy Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting (AMENDED)
Record Date for Notice of Meeting :	November 05, 2021
Record Date for Voting (if applicable) :	November 05, 2021
Beneficial Ownership Determination Date :	November 05, 2021
Meeting Date :	January 04, 2022
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	29259W106	CA29259W1068

Sincerely,

Computershare

Agent for Encore Energy Corp.